UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F  ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes  ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Table of Contents
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: May 19, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary

Metal Storm AGM CEO Presentation
14 May 2009 Dr. Lee J Finniear Chief Executive Officer

Introduction
· Metal Storm’s relevance to today’s military
· Products —3GL —MAUL™ —FireStorm™ —Future Weapons
· Organisational Improvements · Sales & Marketing · Contracts & Partnerships · Share Purchase Plan

Is Metal Storm still relevant? · Overwhelming firepower · The “3 Block War” — Lethal combat in the morning — Angry crowds in the afternoon — Community meetings and rebuilding schools in the evening · Givingsoldiers scalable force options Reacttoanythreat — React without hesitation — Decisively save lives

The weapons we will discuss today: · Three shot lightweight modular 40mm 3GL grenade launcher · Replaces M203/M79/Milkor MAUL · Featherweight 12 gauge modular shotgun FireStorm · Lightweight 40mm ROWS for robotic weaponization, light vehicle and fixed asset protection

3GL —3 shot modular grenade launcher · World’s first multi-shot 40mm under-barrel grenade launcher · 40mm 3 shot semi-automatic · HE, HEDP, EBX, Airburstand lesslethal munitions · Weight: < 5lb, Range 400m · Trebles the grenade firepower of combat troops · Replaces single shot M203 and heavy MilKor revolvers
Video Link: http://www.metalstorm.com/release/AGM2009-1.html

MAUL™ : Modular Automatic Shotgun · Lightest modular semi-automatic 12 gauge shotgun in the world. · Contracts with US Marines Warfighting Lab and Office of Naval Research · Capacity —up to 5 shots. Unloaded weight —less than 1.8lb · FRAG-12, Slug & Sponge munitions available —wide range of others in development Video Link: http://www.metalstorm.com/release/AGM2009-3.html

MAUL Physical Description

MAUL Options · Accessory to Assault Rifle · Shoulder Stock · Pistol Grip

MAUL™ Projectile Development Candidates Current Non Lethal Blunt Impact Round Contract Deliverable Projectiles Current Lethal Round New Projectiles for Development BuckshotRound Frag12 DoorBreechingRound Mini1091 Frangible Round

MAUL™ Projectile Development Candidates PolyShok Round TKO Door Breeching Round

FireStorm™ 40mm ROWS · Lightweight remotely operated automatic grenade launcher · Instant, remotely selectable munitions · Selectable fire rate —up to 6000 rpm · Weight 120lbs · Contracts with Office of Naval Research, US Marines and US Army (Crowd Control) · Fired byUS Marines during theMPM MRD contract · Ideal for robotic platforms, vehicle and fixed mounting for asset & base protection.
Video Link: http://www.metalstorm.com/release/AGM2009-2.html

Multi-Barrel Project · Redback +++ · Plug ‘n Play Metal Storm Components · Extendable network architecture · Makes new configurations and deployments logical and straightforward

A Future Application of Metal Storm Weapon Capability Barrier Security and Major Asset Defence and Protection “The Emerging Requirement” Weapon System Contains: Low velocity 40mm — pin point target Low velocity 40mm — area target High velocity 25mm High velocity 40mm 60mm mortar Features: · 4-5 weapons integrated into a single weapon system
· Single fire control system
· Remotely operated from any location
· Multi calibre
· Highvelocityandlowvelocitymunitions — ranges from 150mout to35km .
· Selectable lethality, munitions include —anti-armour, anti-personnel, high explosive, air burst, enhanced blast, illumination and 60mm mortar rounds
· Lethal and less lethal responses
· Replacesup to 4 conventionalweapons
· System also accepts a legacy support weapon (e.g. conventional 50cal HG)

Organisational Improvements · Engineering processes implemented to deliver qualified weapons · Qinetiq and STK are consultants on systems safety · Nova Defence are consultants on engineering process improvement for weapons development · Extensive documentation for design, fabrication, testing and versioning · MSIan established Government Contractor to the US Military with all attendant processes in place

Marketing & Sales
· Singapore Airshow · Eurosatory · IDEX · NDIA Small Arms Symposium · Force Protection Equipment Demonstration · Modern Day Marine · National Guard Show · Association of the US Army Exposition

Market Opportunity Military · US Armed Forces · US National Guard · US Special Operations · Rest of the World — Europe — Asian Allies — Middle Eastern Allies
Law Enforcement · US Dept. Homeland Security — Coast Guard — Customs/Border Protection — SecretService · Law Enforcement — FBI — State & Local Law Enforcement —Bureau of Prisons
· Rest Of the World

Restructuring Finances · Share Purchase Plan · Extend existing convertible notes by 2 years · Acquire an additional major investor · The SPP is an important part of how we make this process work. We need it to confidently extend the notes, and gives us time to negotiate additional investment on reasonable terms.

In Conclusion
· Metal Storm stands on the brink of commercialisation.
· We have great products now well advanced
· We do need additional finance to complete the job
Thank you, our shareholders, for your ongoing faith andsupport